CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

www.cgi.com

About CGI
Founded in 1976, CGI Group Inc. (“CGI”) is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 27,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and BPS services to clients worldwide from offices in Canada, the United States of America (“U.S.”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.8 billion (US$3.7 billion) and as at March 31, 2008, CGI's order backlog was $12.0 billion (US$11.8 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Capital Stock and Options Outstanding (as at April 22, 2008)
284,360,759 Class A subordinate shares *
34,208,159 Class B shares
28,987,028 Options to purchase Class A subordinate shares
*  Note: Included in the number of Class A subordinate shares outstanding are 834,100 shares which were held by the Company and paid, but had not been cancelled.

Second Quarter Fiscal 2008 Trading Summary
TSX	(CDN$)	NYSE	(US$)
Open :	$11.45	Open :	$11.68
High :	$11.45	High :	$11.68
Low :	$9.17	Low :	$9.01
Close :	$10.90	Close :	$10.60

Average Daily Trading Volumes: 1,087,269		Average Daily Trading Volumes: 186,488

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Table of Contents

BASIS OF PRESENTATION	3	CONTRACTUAL OBLIGATIONS	14
FORWARD-LOOKING STATEMENTS	3	CAPITAL RESOURCES	14
NON-GAAP MEASURES	3	SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	15
CORPORATE OVERVIEW	4	OFF-BALANCE SHEET FINANCING AND GUARANTEES	15
COMPETITIVE ENVIRONMENT	4	CAPABILITY TO DELIVER RESULTS	16
VISION, MISSION, AND STRATEGY	4	RELATED PARTY TRANSACTIONS	16
QUARTERLY VARIANCES	5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	17
BOOKINGS	5	CHANGES IN ACCOUNTING POLICIES	17
SHARE REPURCHASE PROGRAM	5	CRITICAL ACCOUNTING ESTIMATES	18
OVERVIEW OF THE SECOND QUARTER	6	FUTURE ACCOUNTING CHANGES	20
Selected Quarterly Information	6	FINANCIAL INSTRUMENTS	20
Financial Review	7	RISKS AND UNCERTAINTIES	20
Revenue Variation and Revenue by LOB	7	Risks Related to Our Industry	20
Revenue Distribution	8	Risks Related to Our Business	21
Client Concentration	8	Risks Related to Business Acquisitions	23
Earnings Before Income Taxes	11	Risks Related to the Market	23
Net Earnings	12	INTEGRITY OF DISCLOSURE	24
Cash Provided by Operating Activities	13	LEGAL PROCEEDINGS	24
Cash Used in Investing Activities	13
Cash Used in Financing Activities	14

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

April 29, 2008

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we” , “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements and the notes thereto for the three and six months ended March 31, 2008 and 2007, and with the fiscal 2007 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1.	Earnings before restructuring costs related to specific items, interest on long-term debt, other income, non-controlling interest, and income taxes (“adjusted EBIT”) and
2.	Net earnings prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 11.

Net earnings prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 12.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB’s is as follows:
•
The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization (“ISO”). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
Since September 30, 2007, there were no significant changes to our competitive environment.  Please refer to our 2007 Annual Report for more details.

Vision, Mission, and Strategy
Since September 30, 2007, there were no significant changes to our Vision, Mission and Strategy.  Please refer to our 2007 Annual Report for more details.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Quarterly Variances
You can refer to our 2007 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company’s future performance.

Bookings
During the second quarter of 2008, CGI booked $1.06 billion of new contracts, extensions and renewals. For the six months ended March 31, 2008, our total bookings were $2.21 billion.

Record bookings in our US operations of $584 million were evenly distributed among CGI’s U.S. commercial and public sector markets, and included both outsourcing and systems integration & consulting services.  Bookings were particulary strong in the insurance and financial services sector where CGI solutions and managed services are helping clients realize increased efficiencies, risk management and flexibility for all market conditions.  In the public sector, federal agencies like the EPA and Centers for Medicare and state and local governments in New York and California, for example, turned to CGI for our subject matter expertise in diverse areas such as financial and spend management; tax collection and in building and managing solutions that help health and human services clients protect children and families.

CGI measures backlog as a key indicator into our revenue visibility. However, due to the timing and transition period associated with outsourcing contracts, bookings may not be comparable to our revenue in future periods.

Share Repurchase Program
On February 5, 2008, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid. The Issuer Bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 7, 2008 and ending no later than February 6, 2009, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the second quarter of 2008, the Company repurchased 6,327,372 of its Class A subordinate shares for $68.1 million at an average share price of $10.76. Since the beginning of the fiscal year, the Company repurchased 7,731,672 of its Class A subordinate shares for $83.8 million at an average price of $10.84.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Overview of the Second Quarter

Selected Quarterly Information

	March 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
For the three months ended	2008	2007	2007	2007	2007	2006	2006	2006

Backlog[1] (in millions of dollars)	12,035	12,044	12,042	12,165	12,254	12,555	12,722	13,303
Bookings (in millions of dollars)	1,060	1,151	841	807	859	769	462	787
Revenue
Revenue (in '000 of dollars)	949,138	914,662	922,846	933,318	951,342	904,060	845,820	866,504
Year-over-year growth prior to
foreign currency impact	5.3%	6.1%	11.3%	8.0%	8.3%	1.2%	-4.0%	-3.4%
Profitability
Adjusted EBIT[2] margin	11.4%	11.6%	11.0%	11.2%	10.7%	11.0%	10.8%	9.0%
Net earnings (in '000 of dollars)	68,785	72,588	65,577	64,433	62,711	43,681	39,532	35,944
Net earnings margin	7.2%	7.9%	7.1%	6.9%	6.6%	4.8%	4.7%	4.1%
Net earnings prior to restructuring costs
related to specific items margin[3]	7.2%	7.9%	7.1%	6.9%	6.6%	6.5%	6.3%	5.4%
Basic EPS (in dollars)	0.21	0.22	0.20	0.20	0.19	0.13	0.12	0.11
Diluted EPS (in dollars)	0.21	0.22	0.20	0.19	0.19	0.13	0.12	0.11
Basic EPS prior to restructuring
costs related to specific items (in dollars)	0.21	0.22	0.20	0.20	0.19	0.18	0.16	0.14
Diluted EPS prior to restructuring
costs related to specific items (in dollars)	0.21	0.22	0.20	0.19	0.19	0.18	0.16	0.14
Balance Sheet (in '000 of dollars)
Total assets	3,560,627	3,638,615	3,475,808	3,629,111	3,732,497	3,849,136	3,692,032	3,868,395
Total long-term liabilities before
clients' funds obligations	606,264	679,673	737,991	819,573	892,126	1,036,699	1,127,811	1,133,351
Cash generation / Financial structure
Cash provided by operating
activities (in '000 of dollars)	44,404	120,093	120,396	134,637	128,962	166,174	51,823	107,595
Days sales outstanding[4]	46	41	44	43	43	44	52	48
Net debt to capitalization ratio[5]	15.3%	14.2%	16.8%	17.7%	20.2%	22.6%	27.2%	25.5%

1:
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 11.
3:	Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 12.
4:
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters’ revenue over 90 days.

5:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Financial Review

Revenue Variation and Revenue by LOB
The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between the periods.  The revenue by LOB is recorded reflecting the actual foreign exchange rates of each respective period.

	3 months ended March 31, 2008	3 months ended March 31, 2007	Change	6 months ended March 31, 2008	6 months ended March 31, 2007	Change
(in '000 of dollars except for percentage)

Revenue	949,138	951,342	-0.2%	1,863,800	1,855,402	0.5%
Variation prior to foreign currency impact	5.3%	8.3%		5.7%	4.7%
Foreign currency impact	-5.5%	1.4%		-5.2%	0.4%
Variation over previous period	-0.2%	9.7%		0.5%	5.1%

IT services revenue prior to foreign
currency impact	882,730	835,397	5.7%	1,726,040	1,627,871	6.0%
Foreign currency impact	(46,228)	-		(84,750)	-
IT services revenue	836,502	835,397	0.1%	1,641,290	1,627,871	0.8%

BPS revenue prior to foreign
currency impact	118,916	115,945	2.6%	234,445	227,531	3.0%
Foreign currency impact	(6,280)	-		(11,935)	-
BPS revenue	112,636	115,945	-2.9%	222,510	227,531	-2.2%
Revenue	949,138	951,342	-0.2%	1,863,800	1,855,402	0.5%

For the second quarter of fiscal 2008, revenue was $949.1 million. On a constant currency basis, revenue increased by 5.3% compared to the second quarter of 2007. The unfavourable impact of foreign currency fluctuations amounted to $52.5 million or 5.5%. From a client perspective, revenue growth on a constant currency basis was 6% in Canada, 2% in the U.S. and 8% in Europe and Asia Pacific.

Year-to-date, on a constant currency basis, our revenue grew by 5.7% or $105.1 million. The unfavourable impact of foreign currency amounted to $96.7 million or 5.2%.

IT Services
For the three months ended March 31, 2008, revenue from our IT services LOB increased by 5.7% or $47.3 million on a constant currency basis when compared to the same period last year. This increase is primarily due to additional business volumes with existing clients across all our geographies, incremental revenue from new contracts, and to a lesser extent a net draw down of our deferred revenue on certain managed services contracts. These were partly offset by the completion of specific contracts mainly in the government and healthcare vertical.

For the six months ended March 31, 2008, IT services revenue increased by 6.0% or $98.2 million on a constant currency basis when compared to the same period last year due to the same drivers of growth as for the second quarter of fiscal 2008. The effect of foreign currency fluctuations, mainly against the U.S. dollar, accounted for an $84.8 million unfavourable impact on our revenue in this segment.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

BPS
For the three months ended March 31, 2008,  revenue from our BPS LOB increased by 2.6% or $3.0 million on a constant currency basis against the second quarter of fiscal 2007. This increase was primarily a result of higher processing volumes from our government & healthcare and financial services verticals within the U.S.

For the six months ended March 31, 2008, BPS revenue increased by 3.0% or $6.9 million on a constant currency basis when compared to the same period last year. The increase is due to the same factors identified previously. The unfavourable impact of foreign currency fluctuations (mainly on the U.S. dollar), represented 5.2% or $11.9 million.

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets	Targeted Verticals
A. Management of IT and business functions (outsourcing) i) IT services 42% ii) BPS 13% B. Systems integration and consulting 45%	A. Canada 62% B. U.S. 30% C. Europe and Asia Pacific 8%	A. Financial services 31% B. Government and healthcare 30% C. Telecommunications and utilities 21% D. Manufacturing 7% E. Retail and distribution 11%

Client Concentration
In the second quarter of fiscal 2008, our revenue from BCE and its subsidiaries, our largest client, represented 11.5% of our revenue, compared to 10.5% in the second quarter of 2007. For the six month period ended March 31, 2008, BCE represented 12.7% of our revenue, as compared to 11.4% for the same period in fiscal 2007.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Operating Expenses
	3 months ended March 31, 2008	3 months ended March 31, 2007	As a % of revenue 2008	As a % of revenue 2007	6 months ended March 31, 2008	6 months ended March 31, 2007	As a % of revenue 2008	As a % of revenue 2007
(in '000 of dollars except for percentage)

Costs of services, selling and
administrative	799,814	805,519	84.3%	84.7%	1,567,717	1,569,557	84.1%	84.6%
Amortization
Capital assets	10,387	9,591	1.1%	1.0%	20,036	16,689	1.1%	0.9%
Contract costs related to
transition costs	4,753	5,503	0.5%	0.6%	9,663	9,407	0.5%	0.5%
Finite-life intangibles	26,379	28,689	2.8%	3.0%	52,092	58,020	2.8%	3.1%
Total amortization	41,519	43,783	4.4%	4.6%	81,791	84,116	4.4%	4.5%

Costs of Services, Selling and Administrative
When compared to the second quarter of fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue have decreased from 84.7% to 84.3% in the second quarter of 2008, demonstrating our continued commitment to improve efficiencies and reduce unnecessary overhead expenses. During the quarter, fluctuations in foreign currencies favorably impacted our costs of services, selling and administrative by $48.6 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

For the six month period ended March 31, 2008, this positive trend also continues as demonstrated by the decrease in expenses as a percentage of revenue from 84.6% to 84.1%. In the first quarter of fiscal 2007, we completed the Competitive Position Strengthening Program allowing us to fully realize its benefits in subsequent quarters.

Amortization
For the three and six months ended March 31, 2008, the increase in amortization expense for capital assets over the comparable periods of 2007 is mainly due to additions of computer equipment made over the last year to support our revenue growth.  We are purchasing certain types of equipment that was previously financed through operating leases.

For the three and six months ended March 31, 2008, the decrease in finite-life intangibles amortization expense over the same period last year was mainly due to certain software licenses being fully amortized and the extension made to the useful life of a business solution to support the brokerage industry.

The quarterly and year-to-date change in contract cost amortization is mainly due to accelerated amortization taken in the second quarter of 2007 as a result of the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during the last four quarters.

In addition, the effect of foreign currency fluctuations, mainly against the U.S. dollar, contributed to the decrease of amortization expense for the current period and year-to-date in the amount of $2.4 million and $4.5 million respectively.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Adjusted EBIT by LOB
	3 months ended March 31, 2008	3 months ended March 31, 2007	Change	6 months ended March 31, 2008	6 months ended March 31, 2007	Change
(in '000 of dollars except for percentage)

IT services	103,767	106,479	-2.5%	205,133	207,632	-1.2%
As a percentage of IT services revenue	12.4%	12.7%		12.5%	12.8%
BPS	18,713	14,540	28.7%	36,310	27,429	32.4%
As a percentage of BPS services revenue	16.6%	12.5%		16.3%	12.1%
Corporate	(14,675)	(18,979)	22.7%	(27,151)	(33,332)	18.5%
As a percentage of revenue	-1.5%	-2.0%		-1.5%	-1.8%
Adjusted EBIT	107,805	102,040	5.6%	214,292	201,729	6.2%
Margin	11.4%	10.7%		11.5%	10.9%

IT Services
For the quarter ended March 31, 2008, adjusted EBIT in the IT services segment decreased by 2.5% or $2.7 million over the comparable quarter of last year. This decrease was primarily caused by the timing between the start and the completion of specific contracts in the public sector.

For the six month period ended March 31, 2008, the IT services adjusted EBIT, representing 12.5% of IT services revenue, decreased slightly by 1.2% or $2.5 million. The drivers of this year-to-date decrease are the same as those described above for the three month period. We remain committed to improve our margins over time.

Similarly to revenue, the growth in adjusted EBIT was impacted by the fluctuations in the foreign exchange rates.

BPS
In the second quarter of fiscal 2008, adjusted EBIT increased by $4.2 million or 28.7%, while as a percentage of revenue our margin improved from 12.5% to 16.6%. This increase was mainly a result of our revenue growth and lower amortization associated with a business solution supporting the brokerage industry.

For the six month period ended March 31, 2008,  adjusted EBIT in the BPS LOB increased by 32.4% or $8.9 million against the same six month period in fiscal 2007, while as a percentage of revenue, our margin improved from 12.1% to 16.3%. This increase is primarily due to the factors mentioned above. In addition, in the first quarter of fiscal 2007, we had expensed certain start-up costs for a new contract.

Corporate
For the three and six month periods ending March 31, 2008, corporate expenses represented 1.5% of revenue consistent with the previous quarters. We continue to look for opportunities to leverage our cost structure to improve our EBIT.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Earnings Before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2008	3 months ended March 31, 2007	As a % of revenue 2008	As a % of revenue 2007	6 months ended March 31, 2008	6 months ended March 31, 2007	As a % of revenue 2008	As a % of revenue 2007
(in '000 of dollars except for percentage)

Adjusted EBIT	107,805	102,040	11.4%	10.7%	214,292	201,729	11.5%	10.9%
Restructuring costs related to
specific items	-	-	0.0%	0.0%	-	(23,010)	0.0%	-1.2%
Interest on long-term debt	(7,166)	(11,626)	-0.8%	-1.2%	(14,493)	(24,113)	-0.8%	-1.3%
Other income	1,801	2,266	0.2%	0.2%	4,254	4,503	0.2%	0.2%
Interest charges	(1,901)	(296)	-0.2%	0.0%	(2,996)	(604)	-0.2%	0.0%
Non-controlling interest, net of income
taxes	(185)	-	0.0%	0.0%	(339)	-	0.0%	0.0%
Earnings from operations before
income taxes	100,354	92,384	10.6%	9.7%	200,718	158,505	10.8%	8.5%

Restructuring Costs Related to Specific Items
In the first quarter of 2007, we successfully completed our Competitive Position Strengthening Program. For background information on the Program, please refer to our 2007 Annual Report.

Interest on Long-Term Debt
The decrease in interest expense for the three and six month periods is a direct result of debt repayments made over the last twelve months and reduced interest costs resulting from the amendment of our credit facility in the fourth quarter of fiscal 2007.

Other Income
Other income includes interest and other investment income earned on cash balances during the year.

Interest charges
In the second quarter of 2008, we experienced a fluctuation in the value of certain investments that we managed as a trustee on behalf of our U.S. employees. The decline of $1.1 million was totally offset in the compensation expense under Costs of Services, Selling and Administrative thus not impacting our earnings before income taxes.

Non-Controlling Interest
During the third quarter of fiscal 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements. We currently consolidate 64.7% of CIA.

Income Taxes
Income taxes expense was $31.6 million for the quarter ended March 31, 2008 compared to $29.7 million in the second quarter of fiscal 2007.  The income tax rate was 31.5% down slightly from 32.1% last year.   The newly enacted taxation rates in Canada as well as a shift in profitability amongst our tax jurisdictions contributed to a lower statutory income tax rate. We continue to expect our effective tax rate to be in the range of 32-34% in subsequent quarters.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Net Earnings
The following table includes a reconciliation between net earnings prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2008	3 months ended March 31, 2007	Change	6 months ended March 31, 2008	6 months ended March 31, 2007	Change
(in '000 of dollars unless otherwise indicated)

Net earnings prior to restructuring costs
related to specific items	68,785	62,711	9.7%	141,373	121,072	16.8%
Margin	7.2%	6.6%		7.6%	6.5%
Restructuring costs related to specific items	-	-	0.0%	-	(23,010)	-100.0%
Tax impact of restructuring costs related to
specific items	-	-	0.0%	-	8,330	-100.0%
Net earnings	68,785	62,711	9.7%	141,373	106,392	32.9%
Margin	7.2%	6.6%		7.6%	5.7%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	321,834,677	329,056,989	-2.2%	322,886,447	329,761,789	-2.1%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	326,942,285	332,897,921	-1.8%	328,368,726	331,946,896	-1.1%
Basic earnings per share prior to restructuring
costs related to specific items (in dollars)	0.21	0.19	12.1%	0.44	0.37	19.3%
Diluted earnings per share prior to restructuring
costs related to specific items (in dollars)	0.21	0.19	11.7%	0.43	0.37	14.9%
Basic earnings per share (in dollars)	0.21	0.19	12.1%	0.44	0.32	35.7%
Diluted earnings per share (in dollars)	0.21	0.19	11.7%	0.43	0.32	34.3%

For the three month period ended March 31, 2008, net earnings increased by 9.7% or $6.1 million over the same period of last year. The favourable variance in net earnings resulted mainly from improvements in our operational profitability and lower interest expense.

For the first half of fiscal 2008, the increase in net earnings of 32.9% or $35.0 million is mainly a result of the now completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the comparable quarter of last year, significantly improved margins in our BPS LOB, as discussed above, lower interest expense, as well as the one-time favourable impact of $6.3 million related to the revaluation of our tax assets and liabilities experienced last quarter.

CGI’s basic and diluted weighted average number of shares outstanding at the end of the second quarter of fiscal 2008 were down due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, and partly offset by the issuance of shares upon the exercise of stock options.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at March 31, 2008, cash and cash equivalents were $82.0 million. The following table illustrates the main activities for the three and six month periods ended March 31, 2008 and 2007.

	3 months ended March 31, 2008	3 months ended March 31, 2007	Change	6 months ended March 31, 2008	6 months ended March 31, 2007	Change
(in '000 of dollars)
Cash provided by operating activities	44,404	128,962	(84,558)	164,497	295,136	(130,639)
Cash used in investing activities	(31,445)	(34,164)	2,719	(62,379)	(62,538)	159
Cash used in financing activities	(46,110)	(147,067)	100,957	(114,813)	(261,748)	146,935
Effect of foreign exchange rate
changes on cash and cash equivalents	8,030	(468)	8,498	5,818	7,245	(1,427)
Net decrease in cash and cash equivalents	(25,121)	(52,737)	27,616	(6,877)	(21,905)	15,028

Cash Provided by Operating Activities
Cash provided by operating activities was $44.4 million or 4.7% of revenue for the second quarter of fiscal 2008, compared with $129.0 million or 13.6% of revenue in the same period last year. The year-over-year decrease resulted from the net change in working capital, offset partially by the improvement in net earnings. During the second quarter of 2008, the net change in working capital was driven mainly by the timing of payments such as client pre-payments in the amount of $32.5 million, accrued compensation by $22.5 million predominately due to the annual payout of our fiscal 2007 profit sharing and the payment of prior year tax assessments in the amount of $16.1 million.  Looking forward, the profit sharing payments and the remittances for the tax assessments will not repeat in fiscal 2008 while our DSO at the quarter end of 46 days slightly exceeded our target of 45 days.

Year-to-date, the decline of $130.6 million in cash provided by operating activities versus last year related mainly to the change in non-cash working capital items, primarily from the improvement in our DSO from 52 days at the end of fiscal 2006, as well as from the items noted above.

Cash Used in Investing Activities
During the second quarter of fiscal 2008, a total of $31.4 million was invested, a decrease of $2.7 million compared with the $34.2 million in the same quarter last year. The investments were primarily as a result of the acquisition of capital assets, investments in our business solutions and additions to our contract costs.

The $14.5 million invested in capital assets was $6.6 million higher than the prior year due mainly to the purchase of computer equipment to support our contracts.  Computer equipment additions in the quarter were $8.6 million as compared to $3.1 million in 2007. We purchased certain computer equipment that would have previously been financed by operating leases as the combination of income tax and interest rates made their financing less attractive.

Investments in finite-life intangibles and other long-term assets were $12.5 million in our second quarter compared to $20.2 million in 2007. The decrease of $7.7 million is due mainly to the completion of certain investment projects such as a solution for our oil and gas clients in Western Canada which became commercially available in the fourth quarter of fiscal 2007. In addition, foreign currency fluctuations favourably impacted our spend on business solutions by $1.2 million.

The investment of $5.5 million in contract costs was mainly related to transition costs related to new outsourcing contracts, which is comparable to the prior periods’ investment levels.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

On a year-to-date basis, a total of $62.4 million was invested, which is comparable to the prior year’s investment level. The $29.6 million invested in capital assets was $13.5 million higher than the prior year. This increase related to the same items mentioned above. The investments in finite-life intangibles and other long-term assets were $25.8 million, representing a decrease of $13.7 million when compared to last year, due again to the completion of certain investment projects.

Research expenses in the quarter were $5.3 million as compared to $5.4 million for 2007 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending, both capitalized and expensed, was $12.5 million compared with $16.9 million last year.

Cash Used in Financing Activities
In the second quarter of fiscal 2008, financing activities consumed $46.1 million, which was primarily due to the repurchase of CGI stock under the Normal Course Issuer Bid in the amount of $64.9 million. We drew a net amount of $15.1 million against our credit facilities, while the issuance of shares upon the exercise of stock options generated $5.9 million in proceeds.

For the same quarter of 2007, financing activities consumed $147.1 million with $132.3 million used for the net repayment of our credit facilities. $34.2 million was also used for the repurchase of CGI stock under the Normal Course Issuer Bid while the issuance of shares upon the exercise of stock options generated $21.2 million in proceeds.

For the first six months of fiscal year 2008, the financing activities consumed $114.8 million compared to $261.7 million last year.  The reduction is mainly related to the $254.0 million repaid on our credit facilities in 2007 as compared to $84.6 million for the same six month period this year.

Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these obligations outside of our normal course of business since our year ended September 30, 2007 as disclosed in the 2007 Annual Report.

In addition, following changes to the shareholders’ agreement of CIA, CGI was committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011.  As of March 31, 2008, 35.3% of shares of CIA remain to be purchased.  The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

Capital Resources
	Total commitment	Available at March 31, 2008	Outstanding at March 31, 2008
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	82,002	-
Unsecured committed revolving facilities [1]	1,500,000	1,258,966	241,034 [2]
Lines of credit and other facilities [1]	25,000	25,000	-
Total	1,525,000	1,365,968	241,034 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $225.0 million and Letters of Credit for $16.0 million.

Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2008, cash and cash equivalents were $82.0 million and the total credit facilities available amounted to $1,284.0 million. The Company had $1,259.0 million available under its credit facility and $25.0 million available under another demand line of credit. The

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

long-term debt agreements contain covenants which require us to maintain certain financial ratios. The covenants include a leverage ratio, an interest and rent coverage ratio, as well as a minimum net worth requirement. At March 31, 2008, CGI was in compliance with these covenants. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months. The Company has no exposure to asset backed commercial paper products.

Total long-term debt increased by $13.3 million to $449.0 million at March 31, 2008, compared with $435.7 million at December 31, 2007. The variation resulted primarily from the net draw down from $15.1 million of our credit facility and the impact of the U.S. dollar currency against the Canadian dollar.

Selected Measures of Liquidity and Capital Resources
	As at	As at
	March 31,	March 31,
	2008	2007

Net debt to capitalization ratio	15.3%	20.2%
Days sales outstanding (in days)	46	43
Return on invested capital [1]	12.8%	8.7%

1: The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased from last year to 15.3% due to debt reduction efforts throughout fiscal 2007 and continuing in fiscal 2008.

DSO increased by three days to 46 when compared with last year, mainly due to the timing of pre-payments from our large clients as discussed previously. In calculating the DSO, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 12.8% up from 8.7% last year. This was mainly driven by our profitable growth and the benefits resulting from the Competitive Position Strengthening Program initiated in fiscal 2006 which lowered our cost base and improved profitability.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $61.5 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2008. The Company does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at March 31, 2008, we had committed for a total of $66.6 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at March 31, 2008, the Company has also entered into agreements for a total of $3.7 million that include indemnities in favour of third parties, mostly tax indemnities. In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost	3 months ended March 31, 2008	3 months ended March 31, 2007	6 months ended March 31, 2008	6 months ended March 31, 2007
(in '000 of dollars)
Revenue	32,886	33,034	61,291	59,953
Accounts receivable	10,182	6,465	10,182	6,465
Work in progress	5,723	2,345	5,723	2,345
Contract costs	12,483	14,992	12,483	14,992
Deferred revenue	2,124	1,347	2,124	1,347

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Summary of Significant Accounting Policies
The interim consolidated financial statements for the three and six months ended March 31, 2008 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Changes in Accounting Policies
The CICA issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

b)	Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures, required as a result of the adoption of these standards are included in Note 11 to the consolidated financial statements.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2007 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

	Consolidated Balance Sheets	Consolidated Statements of Earnings
Areas Impacted by Estimates		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Income taxes

Goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock based compensation	X		X
Investment tax credits and government assistance	X		X
Impairment of long-lived assets	X			X
1: Accounts receivable, work in progress and deferred revenue.

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition
The determination of revenue and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Stock based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government assistance
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles, contract costs and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Future Accounting Changes
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. Section 1000 “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”,  which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five verticals we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition,

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.  In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted verticals; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services.  The results may have an unfavourable impact on our future revenues.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions allow CGI to enforce its intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2008, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (11.5% in the second quarter of 2008) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-orientated contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors, including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments.  Our success depends on the ability of the third parties to deliver their obligations within agreed upon budgets and timeframes.  If our partners fail to deliver, our ability to complete the contract may be adversely affected which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and IT services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2008

impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them, e) the review of the audit procedures, f) the review of related party transactions; and g) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2007 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2007. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  As at March 31, 2008, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at March 31, 2008, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.